

07000899

BB 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40705

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fiserv Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 17th Street, Suite 2600
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leigh Chaffee 303-294-5714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

555 Seventeenth Street, Suite 3600 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
WASH. D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leigh C. Chaffee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fiserv Brokerage Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


CRAIG L. STEVENS
NOTARY PUBLIC
STATE OF COLORADO

My commission expires 1/27/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fiserv Brokerage Services, Inc.

(Formerly known as Aspen Investment Alliance, Inc.)

Financial Statements as of and for the Year Ended December 31, 2006, Supplemental Schedules as of December 31, 2006, Supplemental Report on Internal Control, and Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Fiserv Brokerage Services, Inc.
Denver, Colorado

We have audited the following financial statements of Fiserv Brokerage Services, Inc. (formerly known as Aspen Investment Alliance, Inc.) (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

Financial Statements: Page

	Page
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	10
Exemptive Provision Under Rule 15c3-3 Under the Securities Exchange Act of 1934	11

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2007

FISERV BROKERAGE SERVICES, INC.
(Formerly Known as Aspen Investment Alliance, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,671,864
PREPAID EXPENSES AND OTHER ASSETS	122,457
DUE FROM AFFILIATES	84,661
TOTAL	$ 1,878,982

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 184,166
Due to affiliates	766,167
Total liabilities	950,333
STOCKHOLDER'S EQUITY:	
Common stock, no par—stated value $1 per share—authorized, 50,000 shares; issued and outstanding, 25,000 shares	25,000
Additional paid-in capital	310,730
Retained earnings	592,919
Total stockholder's equity	928,649
TOTAL	$ 1,878,982

See notes to financial statements.

FISERV BROKERAGE SERVICES, INC.
(Formerly Known as Aspen Investment Alliance, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Commissions and fees	$4,655,498
Other	57,092
Total revenue	4,712,590
EXPENSES:	
Salaries and related expenses	298,345
Trading costs	3,839,625
Consultant fees	29,928
Occupancy and other	29,135
Professional fees, dues, and subscriptions	43,874
Total expenses	4,240,907
INCOME BEFORE INCOME TAX EXPENSE	471,683
INCOME TAX EXPENSE	179,600
NET INCOME	$ 292,083

See notes to financial statements.

FISERV BROKERAGE SERVICES, INC.
(Formerly Known as Aspen Investment Alliance, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
BALANCE—January 1, 2006	25,000	$ 25,000	$ 310,730	$ 300,836	$ 636,566
Net income				292,083	292,083
BALANCE—December 31, 2006	25,000	$ 25,000	$ 310,730	$ 592,919	$ 928,649

See notes to financial statements.

FISERV BROKERAGE SERVICES, INC.
(Formerly Known as Aspen Investment Alliance, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 292,083
Changes in assets and liabilities:	
Prepaid expenses and other assets	(75,703)
Accounts payable and accrued expenses	117,683
Due from affiliates	165,239
Net cash provided by operating activities	499,302
NET INCREASE IN CASH AND CASH EQUIVALENTS	499,302
CASH AND CASH EQUIVALENTS—Beginning of year	1,172,562
CASH AND CASH EQUIVALENTS—End of year	$1,671,864
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Taxes paid	$ 125,000

See notes to financial statements.

FISERV BROKERAGE SERVICES, INC.
(Formerly known as Aspen Investment Alliance, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Fiserv Brokerage Services, Inc. (formerly known as Aspen Investment Alliance, Inc.) (the "Company") was incorporated under the laws of the State of Colorado on July 15, 1988, and is registered as a broker-dealer in that state. The Company is an indirect wholly owned subsidiary of Fiserv, Inc.

The Company is a fully disclosed broker/dealer and as such holds no customer funds or securities. All trades are transacted through clearing brokers.

Cash and Cash Equivalents—The Company considers all cash and investments in money market mutual funds to be cash and cash equivalents.

Commissions—Commission revenue and related expense are recorded on a trade date basis.

Income Taxes—The Company files a consolidated income tax return with Fiserv, Inc. Under an informal tax agreement, income taxes are allocated to the Company based on a statutory rate applied to pre-tax financial statement income or loss, and related balances are included in due to affiliate. The primary difference between the Company's effective tax rate and the federal statutory rate is state income taxes.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation—The financial statements include significant related party transactions. Given Fiserv's level of involvement, these financial statements may not be indicative of the results of operations if the Company were a stand-alone entity.

2. RESTRICTED DEPOSIT

The Company has a Clearing Agent Agreement with a clearing broker/dealer which requires a deposit of $25,000. The entire deposit will be returned to the Company upon cancellation of the agreement. Interest earned on the deposit is received by the company.

3. NET CAPITAL REQUIREMENTS

As a registered broker dealer the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $875,333 which was $817,620 in excess of its required net capital of $57,711. The Company's ratio of aggregate indebtedness to net capital was 0.99 to 1 at December 31, 2006.

4. RELATED-PARTY TRANSACTIONS

During 2006, the Company received $2,695,041 for commissions on trades made for Fiserv Trust Company (wholly owned subsidiary of Fiserv, Inc.) customers. The Company made payments to Fiserv Trust Company of $2,109,731 during 2006 and $585,310 was due at December 31, 2006.

During 2006, the Company performed broker/dealer services for Fiserv Trust Company for which the Company earned $1,231,086 in revenue. Fiserv Trust Company paid $1,115,599 to the Company during the year and the amount due was $115,487 at December 31, 2006.

At December 31, 2006, the Company had outstanding payables of $24,555 to Fiserv Trust Company for payroll expenses and $6,271 for miscellaneous expenses. The Company also had outstanding payables of $179,600 to Fiserv Affinity, Inc. for income tax expenses at December 31, 2006.

Affinity allocates a portion of office rent expense to the Company based upon the amount of space it occupies. Affinity charged the Company $15,084 in 2006 under this arrangement. The amount payable to Affinity was $1,257 at December 31, 2006.

5. EMPLOYEE BENEFITS

Profit-Sharing and Savings Plan—Employees participate in a two-part profit-sharing and savings plan. The plan covers substantially all employees with no service requirement. Contributions to the plan consist of the employee portion, a matching employer amount and a discretionary contribution which is tied to the profit performance of the Company. Employees with less than one year of service do not receive the employer match or the discretionary contribution. The Company contributed approximately $7,095 to the plan in 2006.

* * * * * *

SUPPLEMENTAL SCHEDULES

FISERV BROKERAGE SERVICES, INC.
(Formerly Known as Aspen Investment Alliance, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3–1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS—Accounts payable, accrued, expenses, and due to affiliates	$ 865,672
MINIMUM NET CAPITAL REQUIRED—Greater of 6-2/3% of aggregate indebtedness of $50,000 minimum	$ 57,711
STOCKHOLDERS' EQUITY	$ 928,649
NONALLOWABLE ASSETS	20,457
NET CAPITAL BEFORE HAIRCUT ON INVESTMENT	908,192
HAIRCUT ON INVESTMENT	32,859
NET CAPITAL	$ 875,333
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 817,620
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.99 to 1

No material differences exist between the above net capital contribution and the corresponding computation included in the Company's unaudited Revised Form X-17-A-5 Part IIA filing amended as of December 31, 2006. Accordingly, no reconciliation is necessary.

FISERV BROKERAGE SERVICES, INC.
(Formerly Known as Aspen Investment Alliance, Inc.)

EXEMPTIVE PROVISION UNDER RULE 15c3–3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.



Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 21, 2007

Fiserv Brokerage Services, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Fiserv Brokerage Services, Inc. (the "Company") for the year ended December 31, 2006 (on which we issued our report dated February 21, 2007), in accordance with auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END